UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On October 27, 2015, Sapiens International Corporation N.V. (“Sapiens” or the “Company”) held a Special General Meeting of Shareholders (the “Special Meeting”). The sole proposal submitted by Sapiens’ Board of Directors (the “Board”) to the Company’s shareholders, which was described at greater length in the notice and proxy statement with respect to the Special Meeting (which were annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 24, 2015) (the “Proxy Statement”), was approved at the Special Meeting, consisting of amendments to the Company’s Articles of Association that:

(i)	increase the number of common shares that the Company is authorized to issue from fifty-four million (54,000,000) to seventy million (70,000,000);

(ii)	correspondingly increase the authorized nominal capital of the Company from five hundred and fifty thousand Euro (€ 550,000.00) to seven hundred ten thousand Euro (€ 710,000.00), divided into (a) seventy million (70,000,000) common shares, par value one Eurocent (€ 0.01) per share and (b) one million (1,000,000) preferred shares, par value of one Eurocent (€ 0.01) per share;

(iii)	update the Articles of Association by deleting references to the Netherlands Antilles, which dissolved in October 2010, as the Company’s country of domicile, and replacing them with references to Curaçao; and

(iv)	enable the sending of proxy materials by the Company to its shareholders in respect of a general shareholder meeting other than by mail and broaden the written form that a proxy may take to include email, telegram, telefax, telex and other forms of word processing communication.

The description of the above proposal that was approved by the Company’s shareholders, as set forth in the Proxy Statement, is incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date: October 28, 2015	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer